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                                                                   Exhibit 4.2


                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                      Key Employee Stock Purchase Program

                     (As amended through December 27, 1996)


        1. Participants. All employees of IRIS (but not outside directors) may participate in the Program, provided that they can show that they are permitted to do so under applicable securities laws by virtue of their sophistication or the sophistication of their advisors.

        2. Election to Participate. To participate, an employee must specify in writing on the Company form the amount to be deducted from each payroll check. Without Company approval in writing, the notice must be delivered to the Secretary of the Company not less than 30 days prior to the end of a quarter to be effective at the beginning of the next quarter. Without prior Company approval, no employee may contribute more than 15% of his annual compensation (consisting of the employee's base salary plus cash bonuses) in any year.

        3. Price per Share. The amount deducted from pay checks due in any month will be converted into shares of IRIS Common Stock at a price per share equal to 50% of the greater of (i) the average of the closing prices for IRIS Common Stock on the American Stock Exchange for the last 10 days of such month or (ii) the closing price for IRIS Common Stock on the American Stock Exchange on the last day of such month. Fractional shares will not be issued. If the amount of money available to purchase shares during any month does not purchase an even number of shares, it shall be carried forward and used to purchase shares at the end of the next month.

        4. Restriction on Transfer; Option to Repurchase. The shares purchased hereunder shall not be transferred except following the death of the employee or a Change in Control (as defined below) for a period of 2 years following the date of purchase. During the period of the limitation on transfer, the Company will have the option to repurchase the Shares at the original purchase price per share if the employee terminates employment with the Company either voluntarily or as a result of a termination for cause. The Company may hold the shares until the termination of this option and the payment in cash of any applicable withholding taxes.

        5. Issuance of Certificates. Certificates for shares sold during each quarter will be issued promptly following the end of the quarter. Certificates shall bear the standard securities act legends, as well as a legend relating to the restriction on transfer and the option as specified in paragraph 4 above.

        6. Administration; Termination; Amendment. Any questions relating to the administration of this Program shall be determined in good faith by the Board of Directors of IRIS. This Program will be terminated or amended at any time by the Board of Directors of IRIS without prior notice to the participants.

        7. Tax Effect. This Program is not qualified under Section 401(a) (Qualified Pension, Profit-Sharing, and Stock Bonus Plans) or Section 423 (Employee Stock Purchase Plans) of the Internal Revenue Code of 1986. Accordingly, Participant will still pay taxes, and the Company must withhold on the full amount of the employee's compensation income.

        8. Change in Control. A "Change in Control" means any of the following events: (i) the dissolution or liquidation of IRIS, (ii) a sale of substantially all the assets of IRIS, (iii) a


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reorganization, merger or consolidation of IRIS with one or more corporations as a result of which the outstanding common stock of IRIS is converted to cash, securities of another corporation or other property (unless the principal purpose of such transaction is to change the State of incorporation of IRIS or the shareholders of IRIS receive in excess of 60% of the voting stock of such other corporation) or (iv) the acquisition of the beneficial ownership of more than 35% of the outstanding common stock of IRIS by any person or group (as defined under the Securities Act of 1934, as amended).

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